Exhibit 99.1

 INVESTOR PRESENTATION  Ofer Haviv, President & CEO  September 2022

 Forward Looking Statement  2  This presentation contains "forward-looking statements" relating to future events, and Evogene Ltd (the “Company”), may from time to time make other statements, regarding our outlook or expectations for future financial or operating results and/or other matters regarding or affecting us that are considered “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995 (the “PSLRA”) and other securities laws, as amended. Statements that are not statements of historical fact may be deemed to be forward-looking statements. Such forward-looking statements may be identified by the use of such words as “believe”, “expect”, “anticipate”, “should”, “planned”, “estimated”, “intend” and “potential” or words of similar meaning. We are using forward-looking statements in this presentation when we discuss our value drivers, commercialization efforts and timing, product development and launches, estimated market sizes and milestones, pipeline, as well as our capabilities and technology.  Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Readers are cautioned that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be made in this presentation. Therefore, actual future results, performance or achievements, and trends in the future may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond our control, including, without limitation, those described in greater detail in Evogene's Annual Report on Form 20-F and in other information Evogene files and furnishes with the Israel Securities Authority and the U.S. Securities and Exchange Commission, including those factors under the heading “Risk Factors”.  Except as required by applicable securities laws, we disclaim any obligation or commitment to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect future events or developments or changes in expectations, estimates, projections and assumptions.  The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Evogene or the Company, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Evogene or the Company.  The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of our products or services.

 Agenda  About Evogene  Business model  Product-oriented subsidiaries Summary  Annex I - Financial Fundamentals  3

 DECODING BIOLOGY  4  OUR VISION  Revolutionizing life-science based product discovery & development, utilizing cutting edge computational biology technologies.

 Life-science product development  Low probability of success with high cost and long time-to-market  Pharmaceutical  Industry  Ag-chemicals Industry  Cost of developing a single pharmaceutical drug  In the 1970’s  $180 million  In recent years  >$2 billion  Years to develop a new crop  protection product  1995  2000  2005-8  2010-15  8  9  10  11+  Sources: CDER (Center for Drug Evaluation and Research), Food and Drug Administration, Tufts Center for the Study of Drug Development: https://www.sciencedirect.com/science/article/abs/pii/S0167629616000291?via%3Dihub https://www.forbes.com/sites/matthewherper/2017/10/16/the-cost-of-developing-drugs-is-insane-a-paper-that-argued-otherwise-was-insanely-bad/?sh=7533aa82d459; Phillips McDougall, 2016; GlobeNewswire, Straight Research2022; SpringerLink, How Much Does It Cost to Research and Develop a New Drug? A Systematic Review and Assessment, August 2021 - https://link.springer.com/article/10.1007/s40273-021-01065-y; US Congressional Budget Office https://www.cbo.gov/system/files/2021-04/57025-Rx-RnD.pdf

 Life-science product development  The ultimate case of finding “the needle in the haystack”  Discovery  Optimization  Development  Regulation  Agriculture  Product  Candidates  Approved Product  Pharma  The challenge: Finding the winning candidates out of a vast number of possible prospects  that address a complex myriad of criteria, to reach successful products  6

 Utilizing an advanced computational biology platform  To identify the most promising candidates addressing multiple development challenges towards successful life-science products  Increase probability of success  Reduce time and cost  7  HUMAN HEALTH  AGRICULTURE  OTHER INDUSTRIES  The opportunity

 Biology meets disruptive technologies  BIG DATA  BIOLOGY  AI*  platform  Incorporates deep scientific understandings together with big data and advanced AI technologies, to successfully discover & guide the development of novel life-science based products.  – Computational Predictive Biology  *Artificial intelligence  8

 Tailor-made Tech Engines for product discovery & development  The CPB platform enhances product discovery and development through dedicated Technology Engines for products based on three core components:  Microbes  Small molecules  Genetic elements  MICROBES  9  GENETIC ELEMENTS  SMALL MOLECULES

 Example of Tech Engine User Interface  10

 Discovery  Computational selection of the most promising candidates to initiate the product development process.  Development  Computational driven solution addressing optimization development challenges for the selected candidates, without impairing their ability to address other product attributes, supporting the way to successful commercialization.  MICROBES  GENETIC ELEMENTS  SMALL MOLECULES  Tailor-made Tech Engines for product discovery & development  11

 Plastic Degradation  Chemicals  Source for Enzymes  Oil Spill  Clearing  Wastewater Treatments  Microbials for Crops  Food  Human &  Animal Probiotics  Therapeutic microbials  Probiotics  Dietary Supplements  Building an ’Ecosystem’ around our tech engines  ‘Ecosystem’ – Potential Markets for MicroBoost AI  12

 2  Computational Biology  Peer Companies  Company  Ticker  EVGN  DNA  SDGR  EXAI  RLAY  13

 Agenda  About Evogene  Business model  Product-oriented subsidiaries Summary  Annex I - Financial Fundamentals  14

 Plastic degradation  Chemicals  Source for enzymes  Oil spill clearing  Waste-water treatments  Microbials for crops  Food  Human & animal probiotics  Therapeutic microbials  Probiotics  Dietary supplements  Evogene Tech Engine – Potential Addressable Markets  MICROBES  GENETIC ELEMENTS  SMALL MOLECULES  Fragrances  Natural food coloring  Novel enzymes  Improved crops  Alternative food  Crop protection  Chemical stimulants  Animal healthcare  Animal fertility  Advanced wound care  Pharmaceuticals  Medical device coating  Flavors and Fragrances  Gene therapy  Cell therapy  Diagnostics & precision medicine  Medical Cannabis  Castor oil  15

 Product-oriented subsidiaries  powered by Evogene’s technology  Establish independent entities focusing on a defined commercial field with a license to use Evogene’s unique solutions for product development  Business Model  Microbiome based therapeutics  Medical cannabis  Ag-solutions for castor  Ag-chemicals  Ag-biologicals  1   Licensed to use Evogene’s tech engines:  Subsidiaries:  16

 Business Model  Collaborations powered by Evogene’s technology for the development of innovative products  Joint development with leading companies for defined products utilizing Evogene’s unique solution. Typically, partner leads later-stage development and product commercialization.  2  Powered by Evogene’s technological engines:  17

 Evogene Tech Engine – Current Utilization  MICROBES  GENETIC ELEMENTS  SMALL MOLECULES  Improved crops  Crop protection  Pharmaceuticals  Medical Cannabis  Microbials for crops  Therapeutic microbials  Castor oil  Ag Seeds  18

 Agenda  About Evogene  Business model  Product-oriented subsidiaries  Summary  Annex I - Financial Fundamentals  19

 20  *Evogene holdings  Microbiome based Therapeutics  Immuno-oncology  GI- gastrointestinal- related disorders  AMR - Antimicrobial resistance  Ag Biologicals  Bio-Stimulants  Bio-Pesticides  93%*  70%*  Castor Oil Production  Yield improvement  and drought tolerance  Plant disease  Insect control  Ag Chemicals  Herbicides  Insecticides  Fungicides  Medical Cannabis  High yield & consumer traits  Therapeutic traits – currently inflammation & pain  98%*  100%*  100%*  Product-oriented  subsidiaries  $10M SAFE investment (Aug 2022)  28%

BIOMICA | Human Microbiome

Powered by MicroBoost AI

Mission:
Discovery and development of novel therapies for microbiome-related human disorders using computational biology

Product Pipeline:

Immuno-oncology program
- Combination therapy for cancer with checkpoint inhibitors
- Pre-clinical stage
- Addressable market size expected by 2026* – $243B

GI related disorders
- Inflammatory Bowel Disorder (IBD) – pre-clinical stage
- Irritable Bowel Syndrome (IBS) – discovery stage
- Addressable market size expected by 2026: Inflammatory Bowel Disorder $22.4B, Irritable Bowel Syndrome** $3.3B

Antimicrobial resistance (AMR)
- Antimicrobial resistance (AMR)
- Clostridium Difficile Infection (CDI) – discovery stage
- Methicillin-resistant Staphylococcus aureus (MRSA) – discovery stage
- Addressable market size expected by 2026: CDI*** $1.7B, MRSA**** $3.9B

Expected main near-term value drivers:

2022
- **IBD** – initiate scale-up for GMP production of drug candidate for IBD
- **Immuno-oncology** – first data point readout from proof of concept, first in human study

2023
- **IBD** – Clinical batch production of drug candidate for IBD as preparation for Phase 1 in USA
- **Immuno-oncology** – Pre-IND Meeting with FDA

*https://www.globenewswire.com/news-release/2019/07/17/1884118/0/en/Cancer-Immunotherapy-Market-To-Reach-USD-242-86-Billion-By-2026-Reports-And-Data.html
**https://www.grandviewresearch.com/press-release/global-inflammatory-bowel-disease-ibd-treatment-market?utm_source=blog.goo.ne.jp&utm_medium=referral&utm_campaign=Vrushali_7Aug_hc_InflammatoryBowelDiseaseTreatmentMarket_pr&utm_content=Content; https://www.grandviewresearch.com/industry-analysis/inflammatory-bowel-disease-ibd-treatment-market#:~:text=Report%20Overview,4.4%25%20from%202018%20to%202026.., https://www.bloomberg.com/press-releases/2019-07-23/ibs-treatment-market-size-worth-3-3-billion-by-2026-cagr-10-1-grand-view-research-inc
***https://www.grandviewresearch.com/press-release/global-inflammatory-bowel-disease-ibd-treatment-market?utm_source=blog.goo.ne.jp&utm_medium=referral&utm_campaign=Vrushali_7Aug_hc_InflammatoryBowelDiseaseTreatmentMarket_pr&utm_content=Content; https://www.grandviewresearch.com/industry-analysis/inflammatory-bowel-disease-ibd-treatment-market#:~:text=Report%20Overview,4.4%25%20from%202018%20to%202026..www.globaldata.com/global-clostridium-difficile-infections-market-approach-1-7-billion-2026/
****www.prnewswire.com/news-releases/global-methicillin-resistant-staphylococcus-aureus-mrsa-drugs-market-to-reach-over-us-39-billion-by-2025-upsurge-in-the-consumption-of-antibiotics-across-the-globe-to-fuel-market-growth-observes-transparency-market-research-676949593.html evogene DECODING BIOLOGY 21

 Improved antitumor activity in mice following the administration of BMC128, compared to treatment with immunotherapy alone  Example Results:  Immuno-Oncology program – BMC128 potentiate the effect of anti-PD-1 therapy (immunotherapy) in-vivo  | Human Microbiome  Powered by  22

lavie bio | Ag-Biologicals

Powered by MicroBoost AI

Mission:
Improve food quality, sustainability and agriculture productivity through microbiome based ag-biologicals technology and products

Product Pipeline:

Bio-stimulants (yield enhancement)

- Bio-stimulants 1– focus on wheat and additional cereals. Seed treatment/soil application. Commercial stage, first sales planned in 2022. Addressable market size*: for spring wheat ±25M acres.
- Bio-stimulants 2 – focus on corn and additional crops. Seed treatment. Pre-development stage. Addressable market size*: for corn – 120M acres.

Bio-pesticides (crop protection)

- Fruit rots – focus on fruit and vegetables. Foliar application. Target market*: >$1B of chemicals usage. Development stage 2.
- Downey Mildew – Focus on fruit and vegetables. Foliar application. Development stage 1. Target market*: >$350M of chemicals usage.
- Seedling disease – for corn and soy. Seed treatment. pre-development stage. Target market*: >$500M.
- Bio-insecticides – for corn and soy. Seed treatment/foliar. Pre-development stage. Target market *: >$1.5B existing traits & chemicals market.

Expected main near-term value drivers:

2022

- **Bio-stimulants** – build infrastructure for scale-up in 'Thrivus™' sales for spring wheat in 2023
- **Fruit rot bio-fungicides** – file for regulatory approval for leading product candidate LAV.311 targeting fruit rot

2023

- **Bio-stimulants** – 'Thrivus™' product sales expansion in US and Canada for spring wheat
- **Bio-fungicides** – final preparation for filing for regulatory approval for leading product candidate LAV321 or LAV322 for downy mildew

*Dean,R,.et al. (2012). The top 10 fungal pathogens in molecular plant pathology. Molecular Plant Pathology 13:414-430 (https://academic.oup.com/fqs/article/2/3/111/5057759)

evogene DECODING BIOLOGY 23

 | Ag-Biologicals  Example of treatment against Botrytis Cinerea vs untreated control in vines  Lavie Bio’s wheat field in the USA during harvest –  Sales initiated in 2022  Example Results:  Thrivus™ inoculant  LAV 311 & LAV 312 leading bio-fungicide  candidates for fruit rot  LAV311 & LA  V312  28%  72%  $10M SAFE investment by ICL (Aug 2022)  Thrivus  ™  Powered by  24

agPlenus | Ag-Chemicals

Powered by ChemPass AI

Mission:
Design next-generation, effective and sustainable crop protection products by leveraging predictive biology & chemistry

Product Pipeline:

Herbicides

- Novel MoA (Mode-of-Action) selective/non-selective herbicides
- Relevant target crops – including Cereals, Rice, Corn, Soybean, Cotton, Canola, Sugar Beet, Other TBD
- Addressable market size expected by 2022*: $34B

Insecticides

- Novel SoA (Site-of-Action) – resistance breaking
- Addressable market size expected by 2022*: $19B

Fungicides

- Novel MoA
- Relevant target crops – including Cereals, Rice, Corn, Soybean, Cotton, Canola and Sugar Beet
- Addressable market size expected by 2025*: $24.5B

Expected main near-term value drivers:

2022

- **New MoA Herbicide –** identify collaboration partner, finalize business terms (term sheet)
- **New MoA Herbicide –** expand data package for APTH1, AgPlenus' leading new MoA protein for the development of novel herbicides

2023

- **New MoA Herbicide –** new collaboration agreement
- **New MoA Herbicide –** phase advancement in one of the ongoing collaborations
- **New MoA Fungicide program –** initial greenhouse readouts of designed compounds on target pest
- **Platform Tools POC –** recent AgTech raises focused on platform capabilities

*https://www.prnewswire.com/news-releases/global-3410-billion-herbicide-market-2022---research-and-markets-300458389.html; https://www.marketsandmarkets.com/Market-Reports/insecticide-market-142427569.html evogene DECODING BIOLOGY 25

 Field test of APH1 against a panel of grass and broadleaf weeds –  untreated control vs APH1  | Ag-Chemicals  Greenhouse testing of APH1 – modified tobacco  plants with resistance trait vs unmodified control  (weed)  Example Results:  New MoA Herbicide – APH1  Powered by  26

CANONIC | Medical Cannabis

Powered by GeneRator AI

Mission:
Commercialize effective, precise and stable medical cannabis products, based on decoding plant genetics, for optimized therapeutic effect and patient well-being

Product Pipeline:

MetaYield+ Products
High metabolite content & consumer traits

- Stable enhancement of total plant compounds focused on THC, CBD and terpenes
- Total cannabis market size expected by 2024 – $42.7B*

Precise+ Products
Therapeutic traits – focus on patients' well-being

- Stable enhancement of specific active compounds to address desired effects (e.g. pain management and reduced inflammation)
- Total medical cannabis market size expected by 2024 – $25.6B*

Expected main near-term value drivers:

2022
- **MetaYield+** – Commercial launch and sales of second generation products in Israel
- **Precise+** – Collect pre-clinical data to support commercial launch in 2023

2023
- Commercial launch and initial sales of first product in Europe
- Commercial launch of products addressing patients' well-being, such as reducing pain or inflammation

*Source: Arcview Market research/BDS Analytics 2020

evogene DECODING BIOLOGY 27

 First Products:  The ‘G-nnovation‘ series  | Medical Cannabis  Powered by  G200 inflorescence  T20/C4 Indica  Top Reported Effects  Pain Relief  Relaxation  Improved quality sleep  Muscle Relaxation  G150 inflorescence  T20/C4 Sativa  Top Reported Effects  Pain Relief  Relaxation  Focus  Uplifting  28

 Microbiome Based Therapeutics  Ag-Biologicals  Ag-Chemicals  Medical Cannabis  Company  Market Cap/ Funds Raised  Company  Market Cap/ Funds Raised  Company  Market Cap/ Funds Raised  Company  Market Cap/ Funds Raised  $221m*  Raised $116m#  (Sep 2021)  Raised $70m#  (July 2022)  $1.1B*  $124m*  €216m*  Raised $44m#  (Jun 2022)  $4.2B*  $860m*  $860m*  Raised $55m#  (Feb 2020)  $34m*  $77m*  Raised $430m  $2.0B## rep. (July 2021)  Raised $10m#  (Oct 2021)  $221m*  Main Subsidiaries: Industry Landscape  * Public company – market cap as of September 12, 2022 (yahoo.finance.com). Bioceres subsidiaries include Rizobacter and Marrone Bio Innovations. # Private company – amount raised in most recent financing round (crunchbase.com)  ## Private company - https://www.forbes.com/sites/amyfeldman/2021/07/19/pivot-bio-nears-2-billion-valuation-as-it-raises-whopping-430-million-to-replace-synthetic-fertilizers-on-corn-and-wheat- sustainability/?sh=96ed3572273a  The table presents valuation or amount raised in last financing round for a selected number of companies active in the same industries as our subsidiaries, is not a comprehensive list, and is presented for informational purposes only. There may be significant differences between companies active in each industry, and therefore the table does not indicate potential value for our subsidiaries, which may have no correlation to the information presented in the table and may differ significantly. Such differences may include, among others, company maturity stage, volume of sales, if any, product types, target market segments, pipeline maturity, technology, and financial position.  29

 Agenda  About Evogene  Business model  Product-oriented subsidiaries  Summary  Annex I - Financial Fundamentals  30

 144  Employees  28%  PhDs  56%  Women  Microbiology  31  Biochemistry  Computational chemistry  Bioinformatics  Incl. chairperson  of the board  As of September 13, 2022

Summary

Revolutionizing life-science based product discovery & development, utilizing cutting edge computational biology technologies

Strong computational predictive biology (CPB) platform leveraging synergies between a deep understanding of biology, Big Data and AI

Business ecosystem for product development around tech engines MicroBoost AI, ChemPass AI & GeneRator AI

Computational Biology is an extremely attractive sector in its infancy with leading AI companies including Google newly involved

Dual based business model via subsidiaries or collaborations

Market-orientated subsidiaries generating value

- Biomica – Human-microbiome based therapeutics
- Lavie Bio – Ag-biologicals
- AgPlenus – Ag-chemicals
- Canonic – Medical cannabis

Significant catalysts to release value expected in the coming quatres evogene
DECODING BIOLOGY 32

THANK YOU!

 Annex I:  Financial Fundamentals  34

 Key Financials: Balance Sheet  Key Points:  Consolidated cash position: ~$35 million as of 30.06.2022, of which ~$4 million is appropriated to  Lavie Bio  In addition, Lavie Bio received $10M in Q3 2022 from ICL  No bank debt  Full year net cash burn rate, excluding exchange rate impacts in 2022, is expected to be in the range of $26-28 million ($18-20 million excluding Lavie Bio)  Listed on TASE (2007) and NASDAQ (2016)  35  Thousands of US $  30.06.2022  31.12.2021  Current Assets  37,705  56,890  Long-Term Assets  18,957  19,414  Total Assets  56,662  76,304  Current Liabilities  5,541  6,882  Long-Term Liabilities  5,724  6,002  Equity attributable to equity holders of the Company  36,949  53,653  Non-controlling interest  8,448  9,767  Total Liabilities & Shareholders Equity  56,662  76,304  35